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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.2)*

International Fuel Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45953X109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 45953X109	13G	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DION R. FRIEDLAND
2.	CHECK THE APPROPRIATE BOX IF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,307,097
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,307,097
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,307,097
10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)

The Shares described on Exhibit 1 attached hereto and made a part hereof are hereby excluded from the aggregate number of Shares set forth in Row (9).

☒
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.43%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45953X109	13G	Page 3 of 7 Pages

Item 1.
(a) Name of Issuer:		International Fuel Technology, Inc.
(b) Address of Issuer’s Principal Executive Offices:		777 Bonhomme Suite 1920 St. Louis Missouri 63105
Item 2.
(a) Name of Person Filing:		Dion R. Friedland
(b) Address of Principal Business Office or, if none, Residence:		26 Sloane Street Flat #10 London SWIX9NE United Kingdom
(c) Citizenship:		South Africa
(d) Title of Class of Securities:		COMMON STOCK, PAR VALUE $.001 PER SHARE
(e) CUSIP Number:		45953X109
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 45953X109	13G	Page 4 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The 6,307,097 Shares in the aggregate of which the Reporting Person is deemed to have beneficial ownership as of December 31, 2007 are owned of record as follows:

(a) Giant Trading, Inc., a Panamanian corporation controlled solely by the Reporting Person, owns 3,429,510 Shares and currently exercisable warrants to purchase 697,199 Shares, the sum of which is 4,126,709 Shares representing 4.86%% of the Class; and

(b) Magnum Select Fund Ltd., a corporation organized under the laws of the British Virgin Island (“Magnum”), of which the Reporting Person is a Director, owns 86,310 Shares and currently exercisable warrants to purchase 94,078 Shares, the sum of which is 180,388 Shares representing 0.21% of the Class. The Reporting Person is also a principal of Magnum’s investment advisor; and

(c) FT Marketing Ltd., a corporation organized under the laws of the British Virgin Island, owned 90% by the Reporting Person and of which the Reporting Person is a principal decision maker, owns currently exercisable options to purchase 2,000,000 Shares, which represents 2.36% of the Class.

The Reporting Person disclaims beneficial ownership of the Shares in which he has no pecuniary interest.

The percentage calculations set forth in this Schedule are based on 84,861,326 Shares outstanding as of November 9, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission. For purposes of the calculations, the number of shares subject to exercisable warrants and options have been included in the respective denominators as indicated above.

(a)	Amount beneficially owned:	6,307,097
(b)	Percent of class:	7.43%
(c)	Number of shares as to which the person has:
(d)	(i)	Sole power to vote or to direct the vote:	6,307,097
(e)	(ii)	Shared power to vote or to direct the vote:	0
(f)	(iii)	Sole power to dispose or to direct the disposition of:	6,307,097
(g)	(iv)	Shared power to dispose or to direct the disposition of:	0

CUSIP No. 45953X109	13G	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

CUSIP No. 45953X109	13G	Page 6 of 7 Pages

Item 10.	Certification

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☐

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2008
Date
/s/ Dion R. Friedland
Signature

Dion R. Friedland
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 45953X109	13G	Page 7 of 7 Pages

Exhibit 1

Shares Excluded from Row 9

The below listed Shares are owned beneficially and of record by the Reporting Person’s children and a Delaware limited partnership owned and controlled solely by them.

These Shares are excluded from Row 9 based on the following representations made by them and by the Reporting Person:

1. None of the Reporting Person’s children nor the Magnum Growth Fund LP (the “Growth Fund”) acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect;

2. The Reporting Person does not have shared investment power or voting power with respect to the Shares held by his children or by the Growth Fund;

3. None of the Reporting Person’s children are minors or living under the Reporting Person’s roof;

4. Neither the Reporting Person nor any entity owned or controlled by him is an investment advisor to any of his children or to the Growth Fund;

5. The Reporting Person, his children and the Growth Fund do not act in concert; and

6. The Reporting Person does not have any pecuniary interest in the Shares owned by any of his children or by the Growth Fund.

Cherise Metz	David Friedland	Lara Block	Brett Friedland	Magnum Growth Fund LP
		14,483	6,000	47,241

6,034	3,448	3,448	6,034	21,810
6,034	3,448	17,931	12,034	69,051

Total shares:	108,498

Aggregate percentage of outstanding Shares calculated as set forth in Item 4 owned by the persons named above: 0.13%.